

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 12, 2009

Mr. Daryl K. Holcomb
Vice President, CFO and Controller
Ronson Corporation
3 Ronson Road, P.O. Box 3000
Woodbridge, NJ 07095

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have reviewed your response letter dated November 2, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements

Note 4 – Long-Term Debt, page 62

1. We have reviewed your response to prior comment 1. We believe you should amend your December 31, 2008 Form 10-K to classify these loan balances as current liabilities, rather than long-term liabilities, and also revise any related disclosures throughout the filing accordingly. In doing so, please also address the following:
   - Please include the financial statement disclosures required by paragraphs 25 and 26 of SFAS 154;

- Please make arrangements with your auditor to revise their report to refer to the restatement and the footnote that discusses it;
- Please disclose in the appropriate sections of your Form 10-K/A the impact this restatement had on your original conclusions regarding the effectiveness of both your disclosure controls and procedures and internal controls over financial reporting as December 31, 2008;
- Ensure that you include certifications that are currently dated and refer to the Form 10-K/A;
- An Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in those financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23, 2004; and
- Ensure that your Schedule 14A disclosures regarding your debt reflect the classification of these loan balances as current, including the pro forma financial statements.

* * * *

Please respond to this comment and file the requested amendment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief